UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 11, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press Release

Paris, 11 July 2019

Network sharing agreement in Belgium between Orange Belgium and Proximus

Orange Belgium and Proximus signed a term sheet today to enter into a mobile access network sharing agreement by the end of the year. This agreement aims to allow the two companies to meet customers’ growing demand in terms of mobile network quality and indoor coverage.

Mobile access network sharing between Orange Belgium and Proximus includes 2G, 3G and 4G technologies. This network sharing will also allow quicker and more comprehensive 5G roll-out in Belgium. Although they will share their mobile access networks, the two companies will retain full control over their own spectrum resources, and they will continue to independently operate their core networks to offer a separate customer experience and service.

In financial terms, Orange Belgium expects this agreement to deliver cumulative opex and capex savings of €300m over 10 years. Orange Belgium will spend €130m over the next three years to implement this agreement.

Subject to a definitive agreement, the shared mobile access network will be planned, built and operated by a new equally-owned joint venture starting in Q1 2020.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of €41 billion in 2018 and has 149,000 employees worldwide at 31 March 2019, including 90,000 employees in France. The Group has a total customer base of more than 264 million customers at 31 March 2019, including 204 million mobile customers and 20 million fixed broadband customers worldwide. The Group is present in 27 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the Orange Business Services brand. In March 2015, the Group presented its new strategic plan Essentials2020, which places customers’ experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com or to follow us on Twitter: @presseorange.

Orange and all other Orange products or services mentioned in this press release are trademarks owned by Orange or Orange Brand Services Limited.

Press contacts: +33 (0)1 44 44 93 93

Tom Wright; tom.wright@orange.com

Olivier Emberger; olivier.emberger@orange.com

ORANGE

Date: July 11, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations